Interim Financial Report
October 31, 2008

#1510 – 999 West Hastings Street, Vancouver, B.C.  CANADA  V6C 2W2
Phone: (604) 683-8218                   Fax:  604-683-8350

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the Company for the period ending October 31, 2008 have been prepared by management and have not been subject to review by the Company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	October 31	July 31
	2008	2008
	$	$
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	5,616,000	7,343,000
Receivables	23,000	23,000
Prepaid expenses and deposits	41,000	96,000
	5,680,000	7,462,000

Valued added tax recoverable	486,000	1,115,000
Mineral properties	14,722,000	14,042,000
Property, plant and equipment, net (note 4)	77,000	61,000
	20,965,000	22,680,000

LIABILITIES AND SHAREHOLDER'S EQUITY

Current
Accounts payable and accrued liabilities	189,000	1,454,000
Due to related parties (note 6)	90,000	183,000
	279,000	1,637,000

Future income tax liability	904,000	910,000
	1,183,000	2,547,000

Shareholders' Equity

Share capital (note 5)	24,365,000	24,365,000
Valued assigned to stock options and warrants	10,055,000	9,961,000
Contributed surplus	317,000	317,000
Deficit	(14,955,000)	(14,510,000)
	19,782,000	20,133,000
	20,965,000	22,680,000

Subsequent event (note 9)

Approved on behalf of the Board,

“James W. Tutton”                                                                               “R.E. Gordon Davis”

James W. Tutton                            R.E. Gordon Davis
(Director)                                (Director)

The accompanying notes are an integral part of the consolidated financial statements.
1

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(unaudited - expressed in Canadian dollars, except number of shares)

	Three Months Ended
	October 31	October 31
	2008	2007
	$	$

Expenses
Depreciation	4,000	-
General exploration	-	21,000
Insurance	8,000	1,000
Investor relations	96,000	28,000
Legal, accounting and audit	22,000	5,000
Listing and filing fees	6,000	-
Office and administration	68,000	-
Salaries	147,000	14,000
Shareholder relations	4,000	2,000
Stock-based compensation	129,000	348,000
Transfer agents	3,000	3,000

	(487,000)	(422,000)

Other income
Interest income	24,000	21,000
Foreign exchange gain/(loss)	18,000	(15,000)

	42,000	6,000

Loss for the period	(445,000)	(416,000)

Deficit - Beginning of period	(14,510,000)	(10,915,000)

Deficit - End of period	(14,955,000)	(11,331,000)

Weighted average number of shares issued	56,748,056	48,810,056

Basic loss per share	(0.01)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

2

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(unaudited - expressed in Canadian dollars)

	Three Months Ended
	October 31	October 31
	2008	2007
	$	$

Operating activities
Loss for the period	(445,000)	(416,000)
Non-cash items:
Stock-based compensation	129,000	348,000
Depreciation	4,000	-
Decrease (increase) in non-cash working capital:
Accounts receivable and prepaid expenses	55,000	(8,000)
Accounts payable and accrued liabilities	(179,000)	13,000
Due to related parties	(93,000)	14,000
Cash used in operating activities	(529,000)	(49,000)

Investing activities
Mineral property costs	(1,807,000)	(217,000)
Decrease (increase) in VAT recoverable	629,000	(2,000)
Purchase of property, plant and equipment	(20,000)	-
Cash used in investing activities	(1,198,000)	(219,000)

Decrease in cash	(1,727,000)	(268,000)

Cash and cash equivalents - beginning of period	7,343,000	2,107,000

Cash and cash equivalents - end of period	5,616,000	1,839,000

The accompanying notes are an integral part of the consolidated financial statements.

3

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(unaudited - expressed in Canadian dollars, except number of shares)

	Number of		Value Assigned			Total
	Common	Share Capital	to Stock Options	Contributed		Shareholders'
	Shares	Issued	and Warrants	Surplus	Deficit	Equity
		$	$	$	$	$

Balance, July 31, 2007	48,810,056	15,539,000	658,000	317,000	(10,915,000)	5,599,000

Issued for cash:
Private placement, net of share issue costs	7,000,000	14,632,000	-	-	-	14,632,000
Exercise of options	874,000	375,000	-	-	-	375,000
Exercise of warrants	64,000	192,000	-	-	-	192,000
Non-cash:
Value assigned to options granted	-	-	2,930,000	-	-	2,930,000
Value assigned to options exercised	-	245,000	(245,000)	-	-	-
Value assigned to warrants	-	(5,927,000)	5,927,000	-	-	-
Value assigned to warrants exercised	-	108,000	(108,000)	-	-	-
Value assigned to underwriters' warrants	-	(799,000)	799,000	-	-	-
Loss for the year	-	-	-	-	(3,595,000)	(3,595,000)

Balance, July 31, 2008	56,748,056	24,365,000	9,961,000	317,000	(14,510,000)	20,133,000

Non-cash:
Value assigned to options granted	-	-	94,000	-	-	94,000
Loss for the period	-	-	-	-	(445,000)	(445,000)

Balance, October 31, 2008	56,748,056	24,365,000	10,055,000	317,000	(14,955,000)	19,782,000

The accompanying notes are an integral part of the consolidated financial statements.

4

Canplats Resources Corporation
(An Exploration Stage Company)
Mineral Property Costs
For the three months ending October 31, 2008
(unaudited – expressed in Canadian dollars)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2008	1,349,000	1,223,000	205,000	487,000	264,000	310,000	10,204,000	14,042,000

Acquisition costs	-	15,000	-	-	6,000	-	-	21,000

Assaying	-	-	-	-	-	-	238,000	238,000
Consulting and contracting service	-	-	-	-	-	-	1,000	1,000
Drafting salaries and consulting	-	-	-	-	-	-	6,000	6,000
Drilling	-	-	-	-	-	-	86,000	86,000
Foreign exchange	-	(1,000)	-	-	-	-	(26,000)	(27,000)
Geology salaries and consulting	-	-	-	1,000	-	-	130,000	131,000
Geophysics airborne and ground	-	-	-	-	-	-	1,000	1,000
Legal	-	1,000	-	-	-	-	46,000	47,000
Licenses and government fees	-	-	-	-	-	-	1,000	1,000
Living costs and travel	-	-	-	-	-	-	8,000	8,000
Maps, prints and film	-	-	-	-	-	-	18,000	18,000
Office expenses	-	2,000	-	1,000	-	-	53,000	56,000
Property holding costs associated
with future income taxes	-	-	-	-	-	-	(6,000)	(6,000)
Supplies	-	-	-	-	-	-	2,000	2,000
Surveying	-	-	-	-	-	-	92,000	92,000
Trenching	-	-	-	-	-	-	5,000	5,000

Exploration costs for the period	-	2,000	-	2,000	-	-	655,000	659,000

Balance, October 31, 2008	1,349,000	1,240,000	205,000	489,000	270,000	310,000	10,859,000	14,722,000

The accompanying notes are an integral part of the consolidated financial statements.

5

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the three months ended October 31, 2008
(unaudited – expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred exploration expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V.  All inter-company balances are eliminated upon consolidation.  These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except changes relating to capital disclosure and presentation and disclosure of financial instruments (see “Changes in Accounting Policies” below).   These changes became effective August 1, 2008.   These statements do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  The Company has reclassified certain comparative figures to reflect the presentation used in its most recent annual consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the three months ended October 31, 2008
(unaudited – expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

Capital Disclosure

Effective August 1, 2008, the Company adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on the Company’s objectives, policies, and processes for managing capital.  This information is disclosed in note 7.

Financial Instruments – Disclosures

Effective August 1, 2008, the Company adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in financial statements to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  Management’s objectives, policies and procedures for managing such risks are disclosed in note 3.  Section 3863 replaces the existing requirements on presentation of financial instruments.

As at October 31, 2008, the Company’s financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.  The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Cash and cash equivalents are designated as available-for-sale as they are not acquired for purpose of trading and have short-term maturity.

Going Concern

Effective August 1, 2008, the Company adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern.  The amendment requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The adoption did not have a material impact on the consolidated financial statements for any of the periods presented.

Inventories

Effective August 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at October 31, 2008, the Company has no inventories and this standard has no effect on financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the three months ended October 31, 2008
(unaudited – expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Statement Presentation of Tax Loss Carryforward

Effective October 31, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from August 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.  This standard has no effect on the Company’s financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning August 1, 2009.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	FINANCIAL INSTRUMENTS

        Financial Risk Management

The Company is exposed to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.  From time to time, the Company may use foreign exchange contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange and interest rates.  The Company does not have a practice of trading derivatives.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the three months ended October 31, 2008
(unaudited – expressed in Canadian dollars, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS (Cont’d)

Foreign Exchange Risk

The Company operates projects in more than one country and, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  The Company’s foreign exchange risk arises primarily with respect to the US Dollar, as some of the Company’s cash and cash equivalents and accounts payable and accrued liabilities are denominated in US Dollar.

The Company’s exposure of US Dollar on financial instruments is as follows:

	October 31	July 31
	2008	2008
	USD	USD

Cash and cash equivalents	719,000	1,198,000
Accounts payable and accrued liabilities	(3,000)	(904,000)

	716,000	294,000

As at October 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US Dollar against the Canadian dollar would decrease (increase) our net loss by $7,000.  There would be no significant effect on other comprehensive income.

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents receive interest based on market interest rates.

As at October 31, 2008, with other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $16,000.  There would be no significant effect on other comprehensive income.

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including: global or regional consumption patterns; the supply of, and demand for, these metals; speculative activities; the availability and costs of metal substitutes; expectations for inflation; and  political and economic conditions, including interest rates and currency values.  We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and silver could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the three months ended October 31, 2008
(unaudited – expressed in Canadian dollars, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS (Cont’d)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our money market investments.

We manage our credit risk by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; banker’s acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents.

Liquidity Risk

We manage liquidity risk by maintaining adequate cash and cash equivalent balances.  If necessary, we may raise funds through the issuance of equity or monetization of non core assets.  We ensure that there is sufficient capital to meet our obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to operating needs.

Contractual undiscounted cash flow requirement for financial liabilities as at October 31, 2008 is as follows:
	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Office lease obligations	52,000	155,000	156,000	363,000

4.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are as follows:

	October 31, 2008			July 31, 2008
		Accum.	Net Book	Net Book
	Cost	Amort.	Value	Value
	$	$	$	$

Computer equipment	21,000	(4,000)	17,000	6,000
Furniture and fixtures	34,000	(5,000)	29,000	22,000
Leasehold improvements	37,000	(6,000)	31,000	33,000

	92,000	(15,000)	77,000	61,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the three months ended October 31, 2008
(unaudited – expressed in Canadian dollars, unless otherwise stated)

5.	SHARE CAPITAL

(a)	Common Shares Shares authorized: Unlimited number of common shares, no par value

(b)
Stock Options

As at October 31, 2008, the number of common share stock options outstanding was 4,521,000 with a weighted average exercise price of $1.16 and a weighted average life of 3.8 years.

During the quarter, 50,000 stock options were granted to officers, employees and consultants of the Company with the exercise price of $1.86 and with 5 year expiry.

6.	RELATED PARTY TRANSACTIONS

The Company was billed $236,000 (2008 - $82,000) in the current year for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at October 31, 2008 is $90,000 (2008 - $35,000) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

7.	CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are:

•	to safeguard the ability to continue as a going concern in order to pursue the exploration of mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital

In order to facilitate the management of our capital requirements, management prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flow.  The annual and updated budgets are approved by the Board of Directors.

To maintain the capital structure, the Company may, from time to time, attempt to issue new shares or dispose of non-core assets.  Management expects the Company’s current capital resources will be sufficient to carry its exploration and development plans through the current operating period.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the three months ended October 31, 2008
(unaudited – expressed in Canadian dollars, unless otherwise stated)

8.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties.  Loss for the period and segment assets by geographic location are as follows:

	Loss for the period		Total assets
	October 31	October 31	October 31	July 31	October 31
	2008	2007	2008	2008	2007
Canada	(445,000)	($407,000)	4,413,000	$6,521,000	$2,600,000
Mexico	-	(9,000)	16,552,000	16,159,000	3,240,000
Total	($445,000)	($416,000)	$20,965,000	$22,680,000	$5,840,000

9.	SUBSEQUENT EVENT

Subsequent to quarter-end, 200,000 stock options were granted to a new director of the Company at an exercise price of $1.20 with an expiry date in November 2013.

The accompanying notes are an integral part of the consolidated financial statements.